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APR 0 8 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 47904

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2015___ AND ENDING___December 31, 2015___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John James Investments, Ltd.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

8463 Sheridan Drive
_____
(No. and Street)

Williamsville	New York	14221
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yvonne S. Pilichowski   716-633-2323
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas J. Trumeter, CPA

(Name – if individual, state last, first, middle name)

400 West Metro Park	Rochester	New York	14623
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Yvonne S. Pilichowski_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____John James Investments, Ltd._____ , as

of _____December 31_____, 20 _15___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President
_____
Title

Courtney L. Ott
Notary Public, State of New York
No. 01OT6268172
Qualified in Erie County
My Commission Expires August 27, 2016

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN JAMES INVESTMENTS, LTD.
FINANCIAL STATEMENTS
INTERNAL CONTROL REPORT
SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2015

JOHN JAMES INVESTMENTS, LTD
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board   WWW.PCAOBUS.ORG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
John James Investments, LTD.

We have audited the accompanying financial statements of John James Investments, LTD. (a New York State corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information.   John James Investments, LTD. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of John James Investments, LTD. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of John James Investments, LTD. financial statements. The supplemental information is the responsibility of John James Investments, LTD. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the

underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rochester, New York
April 6, 2016

JOHN JAMES INVESTMENTS, LTD.
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

Assets

Cash and cash equivalents	$	8,070
Commissions receivable		25,448
Refundable income taxes		4,650
Note receivable		158,784
Property snd euipment at cost		
Land		20,000
Leashold improvements		48,142
Furniture and equipment		126,464
Vehicles		21,820
		216,426
Less accumulated depreciation		(202,083)
Net property and equipment		14,343
Total Assets	$	211,296

Liabilities and Shareholder's Equity

Liabilities

Accounts payable	$	3,805
Accrued State Payroll Taxes		6,082
Accrued Federal Payroll Taxes		16,754
Total Liabilities	$	26,641

Shareholder's Equity

Common stock, no par value, 200 shares authorized,	
shares issued and outstanding	2,000
Additional paid-in capital	38,357
Retained earnings	144,298
Total Shareholder's Equity	184,655

Total Liabilites and Shareholder's Equity	$	211,296

See accompanying notes to financial statements

3

JOHN JAMES INVESTMENTS, LTD.
STATEMENT OF OPERATIONS
December 31, 2015

Commission Revenue	$	172,094
Expenses		
Compensation payroll and related expenses		128,714
Occupancy expenses		52,304
Insurance expenses		2,157
Other expenses		35,851
Total Expenses		219,026
Income before Provision for Income Taxes		(46,932)
Provision for (Recovery of) income taxes		(4,650)
Net Income	$	(42,282)

See accompanying notes to financial statements

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JOHN JAMES INVESTMENTS, LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance December 31, 2014	$ 2,000	$ 38,357	$ 186,580	$ 226,937
Net income			(42,282)	(42,282)
Balance December 31, 2015	$ 2,000	$ 38,357	$ 144,298	$ 184,655

See accompanying notes to financial statements

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JOHN JAMES INVESTMENTS, LTD.
STATEMENT OF CASH FLOWS
December 31, 2015

Cash Flows from Operating Activities

Net Loss	$	(42,282)
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Depreciation		4,500
Decrease (increase) in commissions receivable		12,224
Decrease (increase) in refundable income taxes		(4,650)
Increase (Decrease) in accounts payable		(6,590)
Increase (Decrease) in Payroll and related taxes		12,973
Increase (decrease) in income taxes payable		(6,067)
Total Adjustments to Net Income		12,390
Net Cash Used In Operating Activities		(29,892)
Net cash from financing Activities		
Note Receivable		30,000
Net Change in Cash and Cash Equivalents		108
Cash and Cash Equivalents - Beginning of Year		7,962
Cash and Cash Equivalents - End of Year	$	8,070

JOHN JAMES INVESTMENTS, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

1. THE COMPANY

John James Investments, LTD (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation. The Company effects transactions in variable contracts and investment company shares (mutual funds) on an application way basis pursuant to 15c-3 subparagraph (k)(1).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Receivables - Commissions are recorded on a trade date basis as securities transactions occur. The commissions receivable result primarily from the sale of mutual funds and variable annuities, service fees and trail commissions. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables, and, as such, an allowance for doubtful accounts has not been established.

Income taxes- The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification FASB ASC 740 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2015. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

Property, Equipment and Depreciation – Property and equipment are stated at cost. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in the Statement of Operations.

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Property, Equipment and Depreciation – Depreciation is computed using straight-line and declining balance methods over the following estimated useful lives:

Computers	5 years
Equipment, furniture and fixtures	7 years
Improvements	39 years

Depreciation expense for the year ended December 31, 2015 amounted to $4,500.

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, receivables, and payables. At December 31, 2015, cash, receivables, and payables, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value.

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance. Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

Level 1 - Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include non-exchange-traded derivatives, including interest rate swaps.

Level 3 - Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions. As of December 31, 2015, all financial instruments are recorded at cost which approximates fair value due to short term maturities. As such, the fair value hierarchy has not

4. RELATED PARTY TRANSACTIONS

Note Receivable - Note receivable from a shareholder and a former officer. This note bears interest at 2.34% (twice the Applicable Federal Rate for mid term securities as of December 31, 2015) and is payable over a term of seven years with annual payments in the amount of $33.267.55. For the year ended 12/31/2015, $30,000 was collected under this note, with the balance of the annual payment of $3,267.55 offset against the interest due.

Office Lease - The Company leases its office and operating premises from its shareholder on a month to month basis. Rent expense under this agreement amounted to $47,803 during 2015. Deemed rent in the amount of $30,000 was offset against the note receivable.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $4,826, which was a deficit $174 from its required net capital of $5,000 and a ratio aggregate indebtedness to net capital of 5.52 to 1.

6. INCOME TAXES

Refundable income taxes consists of the following for the year ended December 31, 2015:

Federal	$ 4,000
State	$ 650
	$ 4,650

There were no material temporary or permanent differences between book and taxable income that would give rise to a deferred tax liability or benefit. The Company recognizes the financial statement effects of tax positions taken or expected to be taken in its tax return when it is more likely-than-not, based on technical merits, that the tax position will be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. At December 31, 2015, management determined the Company had no uncertain tax positions which would December 31, 2012 and prior.

In September, 2015, a federal tax lien in the amount of $18,754.47 was filed against the Company for delinquent Federal income and employment taxes. These amounts have been recorded in these financial statements. The Company has entered into an installment agreement with the Internal revenue Service for monthly payments in the amount of $1,000. As of December 31, 2015 and to the date of the auditor's report, the Company was current on its installments.

7.   CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk that consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's accounts receivable are due from certain vendors and arose in the normal course of business. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents, and accounts receivable.

In 2015, the Company realized commission revenue from primarily fees and ongoing commissions of shares of registered investment companies and variable annuity products and minor revenue from the sale of registered investment companies and variable annuity products

Commission revenue from fees, ongoing commissions, and sales of these products from its only registered representative amounted to 100% of Company total revenue

8.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial - statements were available for issue, and has determined that any events or transactions occurring during this period that would require recognition of disclosure are properly disclosed in these financial statements.

JOHN JAMES INVESTMENTS, LTD.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

1	Total ownership equity from Statement of Financial Condition	184,655
2	Deduct: Ownership equity not allowable for net capital	
3	Total ownership equity qualified for net capital	184,655
4	Add	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	
	B. Other (deductions) or allowable credits	
5	Total capital and allowable subordinated liabilities	184,655
6	Deductions and/or charges	
	A. Total non-allowable assets from Statement of Financial Condition	(179,829)
	B. Secured demand note deficiency	
	C. Commodity futures contracts and spot commodities	
	D. Other deductions and/or charges	
7	Other additions and/or allowable credits	
8	Net capital before haircuts on securities positions	4,826
9	haircuts on securities positions	
	A. Contractual securities commitments	
	B. Subordinated securities borrowings	
	C. Trading and Investment securities:	
	1. Exempted securities	
	2. Debt securities	
	3. Options	
	4. Other securities	
	D. Undue concentration	
	E. Other	
10	Net capital	4,826

11	Minimum net capital required (6-2/3% of line 19)	1,777
12	Minimum dollar net capital requirement of reporting broker and dealer	5,000
13	Net capital requirement (greater of line 11 or 12)	5,000
14	Excess net capital (line 10 less line 13)	(174)
15	Net capital less greater of 10% of line 19 or 120% of line 12	(5,674)

Computation of Aggregate Indebtedness

| 16 | Total A.I. Liabilities from Statement of Financial Condition | 26,641 |
| 17 | Add: | |

A. Drafts for immediate credit

B. Market value of securities borrowed for which no
equivalent value is paid or credited

C. Other unrecorded amounts

18	Deduct: Adjustment based on deposits in Special Reserve Accounts	
19	Total aggregate indebtedness	26,641
20	Percentage of aggregate indebtedness to net capital	552.03%
	(line 19 divided by line 10)	

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were differences between this computation of net capital and the corresponding computation
repared by John James Investments, LTD. and included in the Company's unaudited Part IIA FOCUS Report
filing as of the same date as follows:

Net Capital - FOCUS report filing	$	9,654
Accrued Payroll tax liabilities		(3,336)
Other adjustments		683
Accrued regulatory assessment - late filing fine		(1,000)
Non allowable assets - 1281 fees not deducted on Focus		(1,175)
Net capital (Audited)	$	4,826

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board   WWW.PCAOBUS.ORG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of John James Investments, LTD.

We have reviewed management's statements included in the accompanying Report of Exemption claimed Under 17 C.F.R. §240.15c3-3(k) in which (1) John James Investments, LTD. identified the following provision of 17 C.F.R. §15c3-3(k) under which John James Investments, LTD. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) stated that John James Investments, LTD. met the identified exemption provisions throughout the most recent fiscal year without exception. John James Investments, LTD.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about John James Investments, LTD.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rochester, New York

April 6, 2016

JOHN JAMES INVESTMENTS, LTD.
REPORT OF EXEMPTION CLAIMED UNDER C.F.R.
§240.15c3-3(k) DECEMBER 31, 2015

To the best of my knowledge and belief John James Investments, LTD. claims exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") for the entire year ended December 31, 2015

To the best of my knowledge and belief, John James Investments, LTD. has met the identified exemption provision under 17 C.F.R. §240.15c3-3: (k)(1) throughout the entire year ended December 31, 2015 as described in paragraph (d)(4)(iii) of this section without exception.

_____

Yvonne Pilichowski

Computation for determination of reserve requirements and information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission are inapplicable since the Company is exempt from such rule pursuant to paragraph (k)(1).

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5(g)(1)
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors and Shareholders
John James Investments, LTD.

In planning and performing our audit of the financial statements of John James Investments, LTD as of and for the year ended December 31, 2015, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute,

16

assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets we consider to be significant deficiencies or material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rochester, NY
April 6, 2016

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholders
John James Investments, LTD.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2015 to December 31, 2015, which were agreed to by John James Investments, LTD (Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7 with respective cash disbursement records, noting no interim assessment payments were required;

2. Compared the applicable amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the applicable amounts reported on Form SIPC-7 for the period from January 1, 2015 to December 31, 2015 noting no differences;

3. Compared any adjustments reported on SIPC-7 with supporting schedules and working papers noting no differences;

18

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of these specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rochester, NY

April 6, 2016

19

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____
(Read carefully the Instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047904   FINRA   DEC

JOHN JAMES INVESTMENTS, LTD.
8463 SHERIDAN DRIVE
WILLIAMSVILLE, NY 14221-4133

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Yvonne S. Pilichowski 716-633-2323

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 0

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____)

   _____
   Date Paid
   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see Instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $_____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JOHN JAMES INVESTMENTS, LTD.
_____
(Name of Corporation, Partnership or other organization)

_____
PRESIDENT   (Authorized Signature)

Dated the 23 day of February , 2015 .

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2015
and ending Dec 31, 2015

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 172,093

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

       Total additions

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   172,093

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

       (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

      Enter the greater of line (i) or (ii)

      Total deductions

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0025 $ 0

(to page 1, line 2.A.)

2